Exhibit 99.1

Consolidated Ratios of Earnings to Fixed Charges And Preferred Dividends

Effective November 1, 2011, the bank commenced reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards as a replacement of prior Canadian generally accepted accounting principles (“Canadian GAAP”). Fiscal 2011 comparative figures presented in this document have been restated to reflect our adoption of IFRS, as defined and described in the notes to our interim consolidated financial statements for the first quarter ended January 31, 2012, on pages 37 to 43. Fiscal 2010 to 2007 comparative figures presented in this document have not been restated and are presented in accordance with Canadian GAAP, as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the three months ended January 31, 2012, and year ended October 31, 2011, and in accordance with Canadian GAAP for the year ended October 31, 2010:

	YTD-2000	YTD-2000	YTD-2000
			Three
	Year Ended October 31		Months Ended
	2010(1)	2011(2)	January 31, 2012
Excluding Interest on Deposits	4.56	2.57	3.25
Including Interest on Deposits	2.06	1.76	2.10

(1)	Fiscal 2010 comparative figures presented in this document have not been restated and are presented on a Canadian GAAP basis.
(2)	Fiscal 2011 earnings to fixed charges ratio have been restated to reflect our adoption of IFRS. Under Canadian GAAP, the earnings to fixed charges ratio, excluding interest on deposits, and including interest on deposits is 4.21 and 2.08, respectively.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the three months ended January 31, 2012, and year ended October 31, 2011, and in accordance with Canadian GAAP for the year ended October 31, 2010:

	YTD-2000	YTD-2000	YTD-2000
			Three
	Year Ended October 31		Months Ended
	2010(1)	2011	January 31, 2012
Excluding Interest on Deposits	3.90	2.39	3.01
Including Interest on Deposits	1.96	1.70	2.02

(1)	Fiscal 2010 comparative figures presented in this document have not been restated and are presented on a Canadian GAAP basis.
(2)	Fiscal 2011 earnings to fixed charges ratio have been restated to reflect our adoption of IFRS. Under Canadian GAAP, the earnings to fixed charges and preferred dividends ratio, excluding interest on deposits, and including interest on deposits is 3.70 and 1.98, respectively.